Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT ON ESTIMATED PROFIT INCREASE

FOR THE FIRST HALF OF 2015

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first half of 2015 may increase by approximately 70% as compared to the net profit attributable to equity holders of the Company for the first half of 2014. The Company’s preliminary financial estimates for the first half of 2015 contained in this announcement have not been audited. Detailed financial information of the Company for the first half of 2015 will be disclosed in the 2015 interim report of the Company.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2015 to 30 June 2015

2.	Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first half of 2015 may increase by approximately 70% as compared to the net profit attributable to equity holders of the Company for the first half of 2014.

3.	The estimated results have not been audited.

II.	Results for the first half of 2014

1.	Net profit attributable to equity holders of the Company: RMB18,407 million

2.	Earnings per share (basic and diluted): RMB0.65

Commission File Number 001-31914

III. Reasons for estimated increase in results

The estimated profit increase for the first half of 2015 is mainly attributable to the significant increase in business development and investment income.

IV. Other information

The board of directors of the Company wishes to remind shareholders and investors that the above estimated results for the first half of 2015 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and have not been audited. If the Company’s future estimates of the 2015 interim results differ materially from the above estimates, the Company shall provide updates on a timely basis. Detailed financial information of the Company for the first half of 2015 will be disclosed in the 2015 interim report of the Company.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 29 July 2015

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping, Robinson Drake Pike